EXHIBIT 23(B)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-XXXX) pertaining to the 2001 Stock Option and Incentive Award Plan of Aaron Rents, Inc. of (1) our reports dated March 7, 2005, with respect to: (a) the consolidated financial statements of Aaron Rents, Inc. incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2004, (b) Aaron Rents, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and (c) the effectiveness of internal control over financial reporting of Aaron Rents, Inc., filed with the Securities and Exchange Commission; and (2) the reference to our firm under the heading “Experts” in the prospectus related to such Registration Statement.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 15, 2005